[Bryan Cave LLP Letterhead]

November 15, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	James Lopez Ryan Milne Shehzad Niazi John Reynolds

Re:	Dr. Tattoff, Inc. – Registration Statement on Form 10 (File No. 000-52836)

Ladies and Gentlemen:

On behalf of Dr. Tattoff, Inc. (the “Company”), we set forth below the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”), in a letter dated November 1, 2011, from Mr. John Reynolds, Assistant Director (the “Comment Letter”), with respect to the Company’s Registration Statement on Form 10, File No. 000-52836, filed on October 5, 2011 (the “Form 10”).

On the date hereof, the Company is filing Amendment No. 1 to Registration Statement on Form 10 (“Amendment No. 1”) incorporating the revisions described herein.  For your convenience, each response follows the sequentially numbered comment copied from the Comment Letter.

Form 10-12g Filed October 5, 2011

Item 1.   Business, page 1

1.
You state that “[o]ur clinics provide” laser tattoo and hair removal services and that the “laser tattoo removal services offered” at your clinics are performed by medical professionals. Your description suggests that your staff conducts laser removal. However, you also indicate on page 18 that William Kirby, D.O., Inc.’s staff performs laser removal and that your business is limited to providing management services to the entity that is responsible for “dispensing of patient care services.” We also note your response to comment 41 of our letter dated March 11, 2011. Please revise page one, 18 and where appropriate to clarify who your customers are and how you generate revenues.

Response: The Company confirms to the Staff that, as described on pages 1 and 18 of the Form 10, (i) the Company provides management services to the California practice sites where William Kirby, D.O., Inc. provides laser tattoo services in compliance with California state restrictions on the corporate practice of medicine, and (ii) the company owns and operates its Dallas clinic. In response to the foregoing comment, the Company respectfully draws the Staff’s attention to the second paragraph under the heading “EXPLANATORY NOTE” on page ii of the Form 10, which states:

Securities and Exchange Commission
November 15, 2011

Throughout this registration statement, unless otherwise designated, the terms “we,” “us,” “our,” “Dr. Tattoff,” “the Company” and “our Company” refer to Dr. Tattoff, Inc., a Florida corporation; the terms “our clinics” and “our facilities” refer to the laser tattoo and hair removal clinics we currently manage or operate, or will manage or operate in the future, in accordance with applicable state and Federal law; and the terms “the business” and “our business” refer to the business of owning, operating and/or managing our clinics.

The Company added similar disclosure on pages 1 and 18 of Amendment No. 1.

Competition, page 3

2.
We partially reissue comment six of our letter dated March 11, 2011. Please revise to identify the principal methods of competition and any negative factors pertaining to your competitive position. See Item 101(h)(4)(iv) of Regulation SK.  In this regard we note that you deleted the disclosure formerly under Competition on page four that described marketing, labor and equipment costs, pricing and customer satisfaction as bases for competition.

Response:   The Company revised the disclosure on pages 3, 4 and 5 of Amendment No. 1.

Business Strategy, page 4

3.
We partially reissue comment seven of our letter dated March 11, 2011. We note your disclosure in the third bullet point of this section. It is unclear if you are stating that through population and demographic analyses your future clinics will be located in areas with higher concentrations of your target demographic than your competitors’ future clinics. If that is your intention, please revise to clarify how such population and demographic analyses support that statement. If you are only referring to your competitors’ current clinics, please revise accordingly.

Response:   The Company included the following language as the last sentence of the bullet point entitled “Optimizing the location of our clinics” on page 4 of Amendment No. 1:

We believe that our current clinics are located in areas with  a higher  concentration of our target demographic as compared to the location of many of our competitors’ clinics.  We anticipate  utilizing population and demographic analysis to locate future  clinics in areas geographically central to high  concentrations  of our target  demographic.

Securities and Exchange Commission
November 15, 2011

4.
We note the statement on page four that you believe a new clinic will achieve cash flow break even status within its first six operational months. Please revise to delete this statement or disclose the significant underlying assumptions. In this regard, we note the statement in your response letter that you have “not yet produced positive cash flow from operations.”

Response:   The Company deleted the referenced language in Amendment No. 1.

Government Regulation, page 6

5.
We note your response to comments 13 and 14 of our letter dated March 11, 2011. Please revise to disclose in quantified terms the approximate percentage of hair and tattoo removal operations that Dr. Kirby and the other licensed physicians supervise in person verses by telephone or other telemedicine technology. Additionally, please clarify what you mean by “telemedicine technology.”

Response:   The Company included the language set forth below on page 8 of Amendment No. 1.  As it is difficult and potentially misleading to approximate the percentage of hair and tattoo removal procedures that are supervised in-person, the Company instead referred to a “significant majority” of procedures.

Although a physician is typically present in one of our four California clinics for at least four days per week, a significant majority of the procedures conducted in our California clinics are supervised by a physician available telephonically or via teleconference.

In addition, please note that the Company deleted the reference to “telemedicine technology” and replaced it with “teleconference.”

Item 1A. Risk Factors, page 10
A significant majority of our revenues . . . , page 10

6.
We note that the management service fee equal to 73.5% of the gross revenues of William Kirby, D.O., Inc. (“WKDO”) may be adjusted upward or downward on an annual basis to reflect the fair market value of the services provided by you under the agreement. Given that substantially all of your revenues in 2009, 2010 and 2011 were derived from the management services agreement with WKDO (page F-14 and F-38) and the potential for adjustment to the management service fee, please further describe to us how you determine the fair market value of the services provided by you under the agreement.

Response:   Pursuant to Section 4.c. of the management services agreement attached as Exhibit 10.6 to the Form 10, the Company is entitled to annually review and, if necessary, adjust the management services fee to ensure that the fee is reflective of the fair market value of the services provided by the Company under the agreement in light of the time, cost, expense and business risk incurred by the Company thereunder. The factors that may influence the increase or decrease in the fee include expected changes in the number of locations to be managed, the expected volume of services, expected changes in compensation of personnel provided under the agreement, expected changes in rent, utilities or insurance costs, expected capital expenditures for replacement or upgrade of equipment, and planned marketing initiatives. The Company evaluates the management services fee in connection with preparation of its annual budget.

Securities and Exchange Commission
November 15, 2011

The Company will confirm that a changed fee represents fair market value by engaging an independent third party valuation expert to evaluate the relationship using such methods as the valuation expert deems appropriate under the circumstances. In the evaluation most recently performed, fair market value was determined by comparing the operating profit, return on equity and expected internal rate of return of the Company to other companies with similar businesses, generally management services companies. In the event that the operating profit, return on equity or expected internal rate of return the Company derived from the Kirby relationship was significantly outside the range expected for similar businesses, it would suggest that the compensation being paid to the Company may be excessive. The fair market value analysis also considers the costs WKDO would incur if it decided to provide the services directly. In the event that the business of WKDO grows significantly, the management fee percentage would be expected to decrease.

Our auditors’ opinions express doubt . . . , page 11

7.
We note your reference to the independent auditors’ reports on your December 31, 2010, 2009 and 2008 financial statements in your risk factor. Please revise to remove the reference to the 2008 audit report as it is not included in your Form 10.

Response:   The Company deleted the referenced language in Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

8.
We note on page F-14 and F-38 that substantially all of your revenues in 2009, 2010 and 2011 were derived from the management services agreement with William Kirby D.O., Inc. (“WKDO”). We further note in your response to comment 35 of our letter dated March 11, 2011 that you believe the inclusion of financial statements of WKDO may be misleading to investors. Given that substantially all of your revenues are derived from WKDO and that your financial performance significantly depends on the operating and financial performance of WKDO, please revise your MD&A to identify, quantify and analyze any known trends, demands, commitments, events and uncertainties related to WKDO that are reasonably likely to have a material effect on the Company. Refer to Item 303 of Regulation S-K.

Securities and Exchange Commission
November 15, 2011

Response:   The Company added the following language starting on page 18 of Amendment No. 1:

Because the source of the majority of our revenue is through an agreement with William Kirby, D.O., Inc., our financial performance could be negatively impacted by unfavorable developments in that business. Fees for service receipts of William Kirby D.O., Inc., less refunds, have increased by approximately $555,000 for the nine months ended September 30, 2011 when compared to the prior year. Of this increase, approximately $395,000 is a result of opening of a new clinic in February 2011. Other cash receipts, principally fees for service as our medical director, increased by approximately $67,000. The cost of employee compensation (including Dr. Kirby’s compensation) increased by approximately $399,000  for the nine months ended September 30, 2011 when compared to the prior year. Of the increase in compensation cost of approximately $399,000, approximately $68,000 is related to opening of a new clinic in February 2011, an estimated $58,000 is related to an increase in operating days at two of the clinics, approximately $70,000 is a result of increased staffing to meet volume requirements at one clinic and approximately $202,000 is a result of increased compensation to Dr. Kirby.  The increase in compensation cost, together with the increase in our management fees, has resulted in a cash basis loss for William Kirby D.O., Inc. in 2011. If William Kirby D.O., Inc. does not take steps to reduce compensation costs relative to receipts, then it may not have adequate cash to meet its obligations to us. In the event that William Kirby, D.O., Inc. incurs losses, it may seek changes in the management services agreement that would unfavorably impact our financial results. The financial information related to William Kirby, D.O., Inc. included above and elsewhere in this registration statement is on a cash and not accrual basis, and has not been prepared on a GAAP basis consistently applied.  As a result, the foregoing financial information related to William Kirby, D.O., Inc. is not directly comparable to the financial information prepared on a GAAP basis regarding the Company that is included in this registration statement.

Securities and Exchange Commission
November 15, 2011

Liquidity and Capital Resources, page 23

9.	Please revise to quantitatively and qualitatively describe the significant period-to period variations in the individual line items of your statements of cash flows for each period presented.

Response:   The Company expanded the relevant disclosure in Liquidity and Capital Resources in Amendment No. 1 to include a discussion of significant period-to-period variations in individual line items of its statements of cash flows.

Critical Accounting Estimate, page 25

10.
We note your disclosure on page 44 of the stock options granted during the six months ended June 30, 2011 under the Company’s 2011 Long-Term Incentive Plan. It appears to us that stock based compensation would be a critical accounting estimate. Please revise to describe the methods and key assumptions used to estimate the fair value of your common stock options granted in 2011, and the fair value of the underlying stock. Also revise to include a table disclosing the number of options granted in 2011, exercise price, fair value of the underlying stock, and fair value of the options granted.

Response:   The Company included the requested disclosure in Note 8, Shareholders’ Equity, in the interim financial statements for the period ended September 30, 2011.

11.
We note your analysis provided in response to comment 39 of our letter dated March 11, 2011 to support your determination that William Kirby, D.O. (“WKDO”) is a variable interest entity (“VIE”), and you are not the primary beneficiary. It appears to us that accounting for VIEs involves accounting estimates and assumptions that are subjective and have a material impact on your operating performance. Please revise to provide critical accounting policies disclosure for VIEs that describes the qualitative assessments made in determining to not consolidate WKDO.

Response:   The Company included a new Consolidation Policy in Note 1, Organization and Nature of Operations.

Item 4.   Security Ownership of Certain Beneficial Owners and Management, page 27

12.	We partially reissue comment 23 of our letter dated March 11, 2011. Please provide the names of the beneficial owners of CIBC Trust Company (Bahamas) Limited as Trustee of Settlement T-555.

Response:  CIBC Trust Company (Bahamas) Limited is a wholly owned subsidiary of CIBC FirstCaribbean International Bank Limited, which is operated under the laws of Barbados and is regulated by the Central Bank of Barbados.  91.67% of CIBC FirstCaribbean International Bank Limited is owned by Canadian Imperial Bank of Commerce, which is operated under the laws of Canada and regulated by the Office of the Superintendent of Financial Institutions.  Settlement T-555 is a fully discretionary trust of which CIBC Trust Company (Bahamas) Limited is trustee.  All investment decisions regarding the trust’s assets are at the sole discretion of the trustee.  Linda G. Williams and Helen M. Carroll are authorized signatories for the trustee.

Securities and Exchange Commission
November 15, 2011

Item 5.   Directors and Executive Officers, page 28

13.
We note that you have removed all references to Vyteris, Inc. in your disclosure of the business experience of Messrs. Bauer, Burleson and Kanter. Please advise us of why such information is no longer relevant to your disclosure.

Response:   Subsequent to the date of the filing of the withdrawn Form 10 on February 14, 2011, Vyteris, Inc. acquired MediSync BioServices, Inc. by merger.  The Company mistakenly removed references to both Vyteris and MediSync from the Form 10 and, in response to the Staff’s comment, has added back the reference to Vyteris, Inc. in the biographies for the applicable directors in Amendment No. 1.

Item 10. Recent Sales of Unregistered Securities, page 40

14.
We partially reissue comment 29 of our letter dated March 11, 2011. Please disclose the exemption from registration claimed for the transactions described under Q3 2007 Convertible Bridge Financing and Q4 2007 Bridge Financing on page 40.

Response:   The Company revised the referenced disclosure in Amendment No. 1 to include a description of the applicable exemptions.

Financial Statements as of and for the Years Ended December 31, 2010 and 2009 Statements of Operations, page F-5

15.
We note the extraordinary gain on troubled debt restructuring of $1,940,663 for the year ended December 31, 2010, and that you classified the gain as extraordinary because you believe it meets both the unusual nature and infrequency of occurrence criteria in ASC 225-20-45-2 given the nature of the Company’s business. Please further explain to us the basis for your conclusion that the debt restructuring meets both the unusual nature and infrequency of occurrence criteria in ASC 225-20-45-2. In your response, include your consideration of your history of operating losses, negative operating cash flows and going concern to arrive at your conclusion.

Response:   The Company respectfully submits that it believes that the debt restructuring is both unusual and would be expected to recur infrequently. The restructuring of debt was one aspect of a set of related transactions which had the effect of reducing the ownership interests of the prior owners to approximately 25% of their previous percentage ownership, materially changed the composition of the Board of Directors, resulted in the settlement of amounts due vendors and management, and resulted in changes in agreements involving substantially all of its revenues. The Company believes that the restructuring activities were ultimately a result of the Company’s use of short-term convertible debt financing which it believes is unusual for companies in businesses of similar nature and severely limited its financing alternatives.   The Company has not previously experienced a similar set of transactions and does not believe it will recur.

Securities and Exchange Commission
November 15, 2011

Notes to Financial Statements, page F-8
Note 1.  Organization and Nature of Operations, page F-8
Organization, page F-8

16.	Please revise to provide the applicable disclosures required by ASC 810-10-50-7 through 50-19 for a public entity that holds a significant variable interest, but is not the primary beneficiary.

Response:  The Company updated Note 1 of the financial statements for both the annual and interim periods to include the requested disclosure under the heading “Consolidation.”

Reorganization Program and Troubled Debt Restructuring, page F-8

17.
We note that the troubled debt restructuring was approved by your Board of Directors in March 2010 and completed as of August 10, 2010. Please quantify and tell us how you accounted for the legal fees and other direct costs that you incurred in granting the equity interests to creditors, and all other direct costs that you incurred to affect the troubled debt restructuring. Refer to ASC 470-60-35- 12. Also tell us where such legal fees and other direct costs are included in your table on page F-10.

Response:  The Company respectfully notes that the troubled debt restructuring included several components, including the granting of equity interests to certain creditors, an offering of common stock, the modification of agreements with William Kirby, D.O., Inc., the settlement of amounts due vendors, changes in our Board of Directors, and related matters.

Securities and Exchange Commission
November 15, 2011

The Company incurred the following direct costs with respect to the transactions:

Description	Amount
Legal fees – Company counsel	$75,000
Reimbursable expenses – Company counsel	940
Legal fees – Investor counsel	50,000
Legal fees – Investment banker counsel	12,500
Legal fees – Special counsel	525
Total legal	138,965

Investment banking fees (1)	145,390
Valuation services	7,637
Filing fees and miscellaneous	1,879
Total other direct costs	154,906

Total direct costs	$293,871

(1)  Includes fees paid with respect to closings through December 31, 2010.

The Company accounted for legal fees (except for the legal fees of $525 for special counsel to represent the Company with regards to a settlement agreement with its general counsel) as a charge to additional paid in capital in accordance with ASC 470-60-35-12.  The Company also charged investment banking fees to additional paid in capital. Expenses for valuation services, special counsel, and filing fees and miscellaneous expenses were recorded as a reduction in gain.

Except for the direct costs charged against gain, the Company did not include these fees in the table presented on page F-10 as it was unable to accurately segregate the fees for granting equity interests to creditors from fees for other matters. The Company’s fees for its counsel for the restructuring transactions were an agreed upon amount ($75,000 plus out of pocket expenses) for all services rendered by the firm related to the transactions between January 1, 2010 and closing. The Company recorded the fees as a reduction in proceeds upon the initial closing of the common stock sale transactions on August 10, 2010.

18.
We note on page F-10 that you recognized a gain in the amount of the difference between the fair value of the shares issued and the carrying amount of the debt eliminated; and that for related party transactions you did not recognize a gain, but treated the transaction as a capital contribution. We further note that you valued the shares of common stock issued to debt holders at $0.052668 per share, the amount at which shares were sold in the private offerings held in connection with the restructuring from the period of August 10, 2010 to December 31, 2010 (page 24). Please explain to us and revise to discuss why you believe the fair value of the shares issued to debt holders upon their conversions and cancellations effective as of August 10, 2010, was the same as the per share value of stock subsequently sold in private offerings from August 10, 2010 to December 31, 2010.

Response:   The Company included the following at the end of the first paragraph on page F-10:

The debt conversions described in the table above were expressly conditioned on the closing of the minimum amount ($1,250,000) for the Company’s 2010 offering, which closing occurred on August 10, 2010.  Accordingly, the Company valued the shares of common stock issued to debt holders at $.052668 per share, which was the purchase price for shares sold in the offering.

Securities and Exchange Commission
November 15, 2011

Revenue Recognition, page F-13

19.
We note your disclosure that revenue derived from the management services you provide to William Kirby D.O., Inc. (“WKDO”) is based on a fixed percentage of 73.5% of the gross revenues of WKDO, as defined in the Management Services Agreement (Exhibit 10.6). We further note in Section 4.a of Exhibit 10.6 that gross revenues are defined to mean “all amounts received by Corporation relating to any and all professional services, ancillary services, and supplies related to tattoo removal, hair removal, and other services utilizing lasers or IPL devices (but excluding other general, surgical and cosmetic dermatology services) rendered through the Corporation by the Physicians and Licensed Health Professionals to patients at the Practice Sites, whether such revenues are received in cash from patients, private or prepaid insurance, other third party payors or any other source less any refunds provided and less any credit card fees imposed.” Please revise your revenue recognition footnote to further describe how the gross revenues of WKDO are determined, including whether they are based on an accrual or cash basis.

Response:   The Company revised Note 7, Related Party Transactions, to provide the requested disclosure.

Earnings Per Share, page F-14

20.
Please revise to include a reconciliation of the numerators and the denominators of the basic and diluted per-share computations. Also revise to disclose the securities that could potentially dilute basic EPS in the future that were not in included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to ASC 260-10-50-1.

Response:   The Company revised the DPS footnotes to provide the requested disclosure.

Note. 9. Commitments and Contingencies, page F-25
Operating Leases, page F-25

21.
We note that your clinic leases are generally subject to annual escalation provisions that range from 3% to 4%. We further note on page 22 that your clinic rent increased by approximately $12,000 in 2010 due to rent escalation clauses. It appears to us that your clinic leases include scheduled rent increases that are not dependent on future events. Please revise to disclose how you account for the rent escalation clauses of your leases. Refer to ASC 840-20-25-2.

Response:   The Company has revised Note 2, Summary of Significant Accounting Policies in the financial statements to provide the requested disclosure regarding deferred rent.

Securities and Exchange Commission
November 15, 2011

Financial Statements as of and for the Six Months Ended June 30, 2011 and 2010
Balance Sheet, page F-29

22.	Please revise to also include your December 31, 2010 balance sheet with your June 30, 2011 interim balance sheet. Refer to Rule 8-03 of Regulation S-X.

Response:   The Company included the December 31, 2010 balance sheet as requested.

Note 1.  Organization and Nature of Operations, page F-33

23.
We note on page one that you own and operate the clinic located in Dallas, Texas that was opened in June 2011. We further note your analysis provided in response to comment 39 of our letter dated March 11, 2011 to support your determination that William Kirby, D.O. (“WKDO”) is a variable interest entity (“VIE”), and you are not the primary beneficiary. Please revise your footnotes to clearly describe the basis of presentation of your owned operations, and the operations under the management services agreement with WKDO. Also revise your revenue recognition footnote on page F-36 to separately describe your revenue recognition policies for these two operations, or explain to us why such a revision is not required.

Response:   The Company revised Note 1, Organization and Nature of Operations, and Note 2, Summary of Significant Accounting Policies, to clearly describe the basis of presentation and revenue recognition policies.

Note 4.  Accrued Expenses and Other Liabilities, page F-39

24.	We note the advance customer payments of $40,873 as of June 30, 2011. Please describe to us the nature of these advance payments and tell us your accounting policy for them.

Response:   The Company modified the description to read “deferred revenue” and included a description of the payments in its Revenue Recognition policy footnote.

Note 6.  Notes payable, page F-39

25.
We note your equipment promissory notes payable of $160,055 and $62,103 as of June 30, 2011 and December 31, 2010, respectively. Please revise to describe the nature of the equipment and the key terms of the note, including the amounts financed, interest rates, maturity dates, subordinate features and any restrictive covenants.

Response:   The Company included a description of the notes in Note 5, Notes Payable.

Securities and Exchange Commission
November 15, 2011

Note 8.  Shareholders’ Equity, page F-40
Stock Options, page F-40

26.
We note on page 37 that the Company entered into a Purchase Option with Chicago Investments on January 21, 2011, pursuant to which Chicago Investments was granted the right to acquire up to 9,493,430 shares of common stock at an exercise price of $0.052668 per share on or before August 10, 2011.

We further note that you do not include disclosure of this stock option in the footnotes to your June 30, 2011 financial statements. Please tell us how you accounted for this stock option, and where it is recorded in your June 30, 2011 financial statements. Also revise to include footnote disclosure of this option or explain to us why you believe that such disclosure is not required.

Response:   The Company included the requested disclosure in Note 8 and modified the table of stock option activity to include the option.

Warrants, page F-41

27.
We note that you issued warrants to a third party to purchase 901,879 shares in March 2011, and that you accounted for these warrants in additional paid-in capital (page F-31). We further note the voluntary adjustment feature of these warrants in Section 8 of Exhibit 10.20, and it appears to us that the exercise price of the warrants is not fixed. Please provide us with your analysis to support your conclusion to record these warrants as equity instead of a liability. Refer to ASC 815-40-15-7D.

Response:   The Company first analyzed the March 2011 warrant to determine if the instrument would be considered a liability under FASB ASC 480. Because the warrant has no cash settlement provision, the stock is not puttable to the Company, and the warrant does not have other features that describe a liability under ASC 480-25. The Company concluded the instrument is not a liability under ASC 480.

The Company then analyzed the warrant under ASC 815-10-15-74 to determine if it met the scope exception for derivative instruments. The Company performed the two step analysis described at ASC 815-40-15-74 to determine if the instrument is indexed to the Company’s own stock.

In the first step, the Company determined that the voluntary adjustment feature which permits an extension of the term represents an exercise contingency but because it is not based on an observable market or index, the warrant is not precluded from being considered indexed to the Company’s own stock.

In the second step, the Company evaluated the warrant's settlement provisions to determine if the settlement amount will equal the difference between the fair value of a fixed number of the Company’s equity shares and a fixed monetary amounts. Pursuant to ASC 815-40-15-7H, the Company concluded that the voluntary adjustment feature should not affect its analysis. Accordingly, the Company concluded that the settlement amount is a “fixed-for-fixed” arrangement and the warrant is properly considered indexed to the Company’s common stock.

The Company then analyzed if the warrant under ASC 815-40-25-7 through 815-40-25-24 to determine if the instrument could be classified as stockholders’ equity. The Company concluded as follows:

●	Settlement is permitted in unregistered shares, there is no provision of the warrant that precludes settlement in unregistered shares.
●
The Company has sufficient authorized and unissued shares. The Company has authorized 180,000,000 common shares of which 97,593,872 are outstanding, 11,112,715 are subject to option, and 1,511,882 are subject to warrant agreements, including the subject warrant.

●	The agreement contains an explicit share limit. Other than standard adjustments for anti-dilution, the share number if fixed.
●	There are no provisions that require cash payment for failure to file with the SEC.
●	There are no cash-settled top-off or make-whole provisions.
●	The counterparty has no rights that rank higher than shareholders of the underlying common stock.
●	No collateral is required.

The Company concluded that the warrant should be included as equity and not as a liability and will not be revalued in subsequent periods.

Note 10. Subsequent Events, page F-43

28.
Please disclose the date through which you have evaluated subsequent events, and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

Response:   The Company amended Note 10 to provide the requested disclosure.

Securities and Exchange Commission
November 15, 2011

Exhibits

29.
We note your response to comment 48 of our letter dated March 11, 2011 and reissue that comment in part. Please note that Item 601(b)(10) of Regulation S-K also refers to material contracts that were entered into not more than two years before the filing of the registration statement. Please file or incorporate by reference the documents relating to your 2010 restructuring, prior management services agreements and any selling agreements and related amendments entered into with Dawson James Securities that were entered into not more than two years before the filing of the Form 10 and that were material to you when entered into. Alternatively, provide an expanded discussion of why you believe filing such agreements is unnecessary pursuant to Item 601 of Regulation S-K.

Response:   In connection with the 2010 restructuring, the Company entered into settlement agreements with various vendors pursuant to which it reduced its then - outstanding obligations by an aggregate amount of approximately $677,000 (see “Liquidity and Capital Resources – Going Concern Issues” of Item 2).  The Company deems these agreements to be routine settlements of trade payables. The parties to these agreements generally acknowledged a reduction in the amount outstanding and payable by the Company.  The Company did not incur any other material obligations under any such agreement.  Among the quantitative and qualitative factors the Company considered in evaluating the materiality of these agreements were the monetary consideration involved, the rights conveyed or received under these agreements and the absence of material obligations of the Company going forward from the date of the agreement. Based on this analysis, the Company has determined that these agreements are not, and were not at the time entered into, individually material to the Company, and are not material to an investment decision.

In addition, the Company respectfully submits that it has filed with, or incorporated by reference into, Amendment No. 1 all prior management services agreements and selling agreements and related amendments entered into with Dawson James Securities that were entered into not more than two years before the filing of the Form 10.

Thank you for your consideration of our responses to your comments.  We sincerely hope that the Staff views our responses as complete and would very much appreciate the Staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6820.

Very truly yours,

/s/ Terrence A. Childers

Terrence A. Childers

cc:           Mr. John Keefe, Dr. Tattoff, Inc.
Mr. Mark Edwards, Dr. Tattoff, Inc.

Mr. Rick Miller, Bryan Cave LLP
Mrs. Lindsay Cross, Bryan Cave LLP